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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549             SEC File Number
                                                                   001-08140
                                   FORM 12b-25
                                                                CUSIP Number
                           NOTIFICATION OF LATE FILING              339130


(Check One):  [  ] Form 10-K   [  ] Form 20-F   [X] Form 11-K  [  ] Form 10-Q
[  ] Form N-SAR   [  ] Form N-CSR

         For Period Ended: December 26, 2003

[   ]  Transition Report on Form 10-K    [   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-F    [   ]  Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

         For the Transition Period Ended:_____________________________________

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________
_______________________________________________________________________________


                                     PART I

                             REGISTRANT INFORMATION



Full name of registrant:                            Fleming Companies, Inc.
Former name if applicable:                          Not Applicable

Address of principal executive office               1945 Lakepointe Drive
(street and number)

City, state and zip code:                           Lewisville, Texas 75057




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                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]           (c) The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Fleming Companies, Inc. 401(k) Plan (the "Plan") will file its Annual Report on Form 11-K for the fiscal year ended December 26, 2003 (the "2003 Form 11-K") on a delayed basis in order to complete the audit of the Plan. The audit has been delayed due to auditing issues related to the transfer of Fleming Companies, Inc.'s (the "Company") payroll information from a larger, more expensive internal system to a smaller, third party-provider. This transfer was made in order to lower systems costs; however, it has resulted in the unavailability of certain weekly payroll information that was not transferred to the new system provider.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Rebecca A. Roof                   (972)                          906-8000
   (Name)                       (Area Code)                (Telephone Number)



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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [ ] Yes       [X] No

         All Plan periodic reports have been filed during the preceding 12 months. However, the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002, the Company's Quarterly Report on Form 10-Q for its first quarter ended April 19, 2003, the Company's Quarterly Report on Form 10-Q for its second quarter ended July 12, 2003, the Company's Quarterly Report on Form 10-Q for its third quarter ended October 4, 2003, the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and the Company's Quarterly Report on Form 10-Q for its first quarter ended March 31, 2004 have not yet been filed.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ ] Yes       [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Fleming Companies, Inc.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 23, 2004                     By: /s/ Rebecca A. Roof
                                             ---------------------------------
                                                 Rebecca A. Roof
                                                 Interim Chief Financial Officer

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